April 18, 2008

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Westside Energy Corporation

Schedule 14A

Filed February 13, 2008

File No. 1-32533

Dear Mr. Schwall:

Westside Energy Corporation (the “Company”), hereby submits the following responses to your letter dated March 14, 2008, containing comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Schedule 14A filed with the Commission on February 13, 2008, File No. 1-32533. For your convenience, the Company has reproduced your comments in this letter in italics typeface, and has made its corresponding responses below the applicable comment in normal typeface. Page references contained in the Company’s responses are to the amended proxy statement that is being filed simultaneously with this letter (the “Amended Proxy Statement”). The Company respectfully requests that the Staff provide any further comments at its earliest convenience.

Schedule 14A Filed February 13, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Crusader Entities, page 48

1.	We note you have combined the financial information of the Crusader Entities for purposes of discussing these entities’ financial condition and results of operations. Generally, combined financial statements may only be presented for entities under common control or management. Refer to paragraph 22 of ARB 51. To the extent these entities are not related in this manner, please present a separate discussion of each Crusader Entities’ financial condition and results of operations to comply with Item 304 of Regulation S-K.

Response:	The Company has revised the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Crusader Entities” section as requested. Please see pages 42 through 55.

Financial Statements, page F-1

2.	Please update your financial statements in accordance with Rule 3-12 or rule 8-08 of Regulation S-X, as applicable.

Response:	The financial statements in the Amended Proxy Statement have been updated to December 31, 2007.

3.	We note your disclosures of oil and gas property costs not subject to amortization in the financial statements of Knight Energy Group, LLC, Crusader Energy II, LLC, and Knight Energy Group II, LLC. Please expand your disclosures to comply with Rule 4-10(c)(7)(ii) of Regulation S-X for full cost companies.

Response:	The Company has expanded the disclosure as requested. Please see page F-21 for Knight Energy Group, LLC. Since Knight Energy Group II, LLC began operations in 2007, all such costs are associated with 2007 and none with prior years.

Pro forma Financial Statements, page F-1

4.	We note you present a column in your pro forma financial statements labeled ‘Other Entities Acquired.’ Please expand your disclosures to name the entities which you have included under this heading.

Response:	The Company has expanded the disclosure as requested. Please see page F-1.

Mr. H. Roger Schwall

April 18, 2008

5.	Please disclose why you have not presented balance sheet data and only limited income statement data for RCH Upland Acquisition, LLC within the pro forma financial information. Further, indicate how you have considered this entity in your pro forma adjustments.

Response:	The Company has expanded the disclosure as requested. Please see page F-3.

6.	We note the Crusader Entities apply the sales method to account for gas imbalances; however, you apply the entitlement method. Please tell us why your pro forma financial statements do not reflect an adjustment to conform these accounting methods.

Response:	As disclosed in the Company’s Annual Report of Form 10-KSB for the years ended December 31, 2007 and 2006, the Company recognizes oil and gas revenues following the entitlement method of accounting. However, the Company did not have an imbalance position in terms of volumes or values at either December 31, 2007 or 2006. As such, a pro forma adjustment was not required to conform to the accounting acquirer’s accounting policies. The Amended Proxy Statement has been revised to include such disclosure. Please see page F-4.

Pro Forma Combined Condensed Balance Sheet, page F-2

7.	At note (1)(c) you indicate the purchase price for the oil and gas properties was $200,617,960. Tell us how this amount relates to your estimate of the fair value of the oil and gas properties to be acquired. In addition, clarify why you are adjusting the oil and gas properties account balance for deferred taxes and transactional costs.

Response:	The pro forma combined condensed balance sheet was based on our preliminary purchase price allocation as of September 30, 2007, adjusted for certain subsequent equity contributions made by Knight Energy Group II, LLC, in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standard No. 141, Business Combination, as amended. The pro forma combined condensed balance sheet has been updated as of December 31, 2007. The preliminary costs of the acquisition includes: the fair value of common stock issued, cash consideration, adjustment to record liabilities assumed at fair value (primarily deferred tax liabilities on oil and gas properties) and the estimated costs of the transaction, which was allocated to the assets acquired at their estimated fair value. As a result, oil and gas properties required an adjustment to fair value and the Company reflected the assumption of deferred tax liabilities and costs of the transaction as a component of oil and gas properties when presenting its pro forma adjustments.

The Company estimated fair value of proved and unproved oil and gas properties acquired either on: (a) discounted cash flow for proved properties, (b) consideration of recent third party transactions on similar proved and unproved oil and gas properties in the same geographic location or (c) unproved leases based on current market rates for similar oil and gas leases.

Pro Forma Combined Statement of Operations for the Nine Months Ended September 30, 2007, page F-4

8.	We note that you have attached footnote (b) to your adjustment for depreciation, depletion, and amortization. It appears that footnote (c) correlates to the explanation of this adjustment. Please revise as necessary.

Response:	The Pro Forma Combined Condensed Statements of Operations in the Amended Proxy Statement have been updated to December 31, 2007. Please see page F-5.

Note (2), page F-6

9.	We note you are also contemplating a reverse stock split in connection with the proposed business combination. Please revise your pro forma per share data to reflect this proposed capital structure change.

Response:	The Company has revised the pro forma per share data to reflect the proposed reverse stock split as requested. The Company has also included the pro forma per share data not giving effect to the proposed reverse stock split. Please see page F-5.

Mr. H. Roger Schwall

April 18, 2008

Financial Statements of Knight Energy Group II, LLC, page F-50

10.	We note you have included unaudited financial information for Knight Energy Group II, LLC for the interim period ended September 30, 2007. Generally for newly formed entities, audited financial statements are required as of a date within 135 days. Refer to Rule 3-01 or Rule 8-02 of Regulation S-X, as applicable. Further, we would expect the disclosures required by SFAS 69 to be provided.

Response:	The financial statements in the Amended Proxy Statement have been updated to include audited financial statements for Knight Energy Group II, LLC, including SFAS 69 disclosures, as of and for the year ended December 31, 2007.

Audited Financial Statements of Hawk Energy Fund, L.P., page F-59

Statements of Operations, page F-61

11.	We note you present organizational expenses in the amount of $165,085 for the period March 7, 2005 through December 31, 2005 within ‘Other Income (Expense).’ Generally, we would expect costs associated with your ongoing major or central operations and activities to be classified as operating expenses. Please revise your financial statements, or tell us why you believe this amount is appropriately characterized as a non-operating expense.

Response:	The financial statements in the Amended Proxy Statement have been updated to include audited financial statements as of and for the years ended December 31, 2007 and 2006. Accordingly, the referenced financial statements for the period March 7, 2005 through December 31, 2005 are no longer included in the Amended Proxy Statement. Additionally, the Selected Historical Financial and Operating Data of Hawk Energy Fund I, LLC has been revised as requested. Please see page 39.

Engineering Comments

Summary Pro Forma Oil and Gas Reserve Data, page 11

12.	Please expand your reserve table to disclose also year-end 2007 proved reserves data attributable to the Crusader Group and to Westside Energy.

Response:	The Company has revised the reserve table as requested. Please see page 11.

The Crusader Entities, page 28

Oil and Gas Properties, page 28

13.	Please expand this table to include each basin’s proved reserves and proved developed reserves. Include similar information for the Westside Energy properties in an appropriate location.

Response:	The Company has expanded the disclosure as requested. Please see page 27.

Mr. H. Roger Schwall

April 18, 2008

14.	Please submit to us the petroleum engineering reports – in hard copy and electronic media – you used as the basis for your 2007 pro forma proved reserve disclosures. The report should include:

a) One-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties;

b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c) Individual income forecasts for each of the five largest pro forma properties (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the five PUD projects;

d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations) for each of these ten largest properties. Please include normal operational plots such as oil cut vs. cumulative production and injection history/estimated fill up for any secondary recovery units in the largest five properties. You may contact us for assistance in this or any other matter.

e) Base maps for the PUD properties that identify existing well and PUD locations as well as producing status.

Please direct these items to:

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Attn: Ronald M. Winfrey

Response:	The Company previously provided the requested petroleum engineering reports to Mr. Winfrey on a supplemental basis.

Mr. H. Roger Schwall

April 18, 2008

If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.

Sincerely,

/s/ Douglas G. Manner
Douglas G. Manner
Chief Executive Officer

Mr. H. Roger Schwall

April 18, 2008

As requested in the letter dated March 14, 2008 containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Schedule 14A filed by Westside Energy Corporation (the “Company”), the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14A;

•

Comments from the Staff or changes to disclosure in response to Staff comments in the Schedule 14A do not foreclose the Securities and Exchange Commission from taking any action with respect to the Schedule 14A; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Westside Energy Corporation

By:	/s/ Douglas G. Manner

Name:	Douglas G. Manner
Title:	Chief Executive Officer